SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  May 13, 2025

nu

# Q1 2025

## Earnings Presentation


R$ 51,55

May 13, 2025

# Welcome



**Guilherme Souto**
Investor Relations Officer



**David Vélez**

Founder, Chief Executive Officer and Chairman



**Youssef Lahrech**

President and Chief Operating Officer



**Guilherme Lago**

Chief Financial Officer

# Disclaimer

This presentation speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on April 16, 2025. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian Real, the official currency of Brazil.


Alice Moreira
Luiz Andrade

# Sustained Growth of One of the World's Largest Digital Banking Platforms

## Q1'25 Main Highlights

**118.6MM**
Customers
+19.3MM YoY

**98.7MM**
Active Customers
+16.1MM YoY

**US$13.8BN**
Interest Earning Portfolio
+62% YoY FXN

**US$3.2BN**
Revenue
+40% YoY FXN



Customers (MM)
Brazil
Nu Mexico
Nu Colombia
0 0 0 0 0 0 0 0 1 1 1 1 2 2 2 3 4 4 5 6 8 11 16 20 24 26 30 33 37 42 48 54 60 65 70 75 79 84 89 94 99 105 110 114 119
2014
2017
2020
2021
2022
2023
2024
2025

**Note 1:** 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. **Note 2:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

# Brazil Is Still in Early Innings – We Are Doubling Down

Brazil Only

## Profit Pool for Key Products

Revenues net of cost of funds, cost of risk and losses, 2024, US$B

Gross Profit Market Share: **5%**



Nubank Gross Profit Market Share (%)
Personal Loans
US$ 23B
6%
Payroll Loans
US$ 10B
<1%
SME Credit
US$ 11B
<1%
Cards
US$ 19B
15%
Retail
Deposits
US$ 11B
3%
Investments US$ 7B
<1%
Payments US$ 3B
<1%
Insurance US$ 5B
<1%
Service fees US$5B
2%
Marketplace US$6B
<1%

**Note 1:** Gross profit calculated as revenues net of cost of funds, cost of risk and losses. **Note 2:** 'Personal Loans' refers to household personal credit made available by BACEN. **Note 3:** 'Payroll Loans' refers to household payroll-deducted personal loans made available by BACEN. **Note 4:** 'Cards' refers to credit card and prepaid cards. **Note 5:** 'SME Credit' refers to all credit products published by BACEN, and includes MEI, micro, small and some segments of medium-sized companies. **Note 6:** 'Retail Deposits' represents the net interest income generated from time, checking and savings deposits. **Note 7:** 'Investments' revenue represents income generated from commission fees over customer assets. **Note 8:** 'Payments' refers to acquiring and other digital payment check-out solutions. **Note 9:** 'Insurance' refers to the brokerage revenue from life, vehicle, mobile, financial protection, home and health retail insurance. **Note 10:** 'Service fees' are charges associated with personal bank accounts. **Note 11:** 'Marketplace' revenue represents income generated from commission fees on e-commerce platforms. **Source:** Nu, BCB, Anbima, ABECS, SEBRAE, SUSEP, Abcomm.

# Mexico: A Massive Opportunity in Its Infancy

Mexico Only

## Profit Pool for Key Products

Revenues net of cost of funds, cost of risk and losses, 2024, US$B

Gross Profit Market Share: <1%



Nubank Gross Profit Market Share (%)
Personal Loans US$ 3B
<1%
Payroll Loans US$ 2B
SME Credit US$ 2B
Cards
US$ 9B
2%
Retail
Deposits
US$ 10B
<1%
Investments US$ 2B
Payments US$ 3B
Insurance US$ 5B
Service Fees US$ 4B
Marketplace US$ 5B

**Note 1:** Gross profit calculated as revenues net of cost of funds, cost of risk and losses. **Note 2:** 'Personal Loans', 'Payroll Loans' and 'SME Credit' refers to multiple banks figures made available by CNBV. **Note 3:** 'Cards' refers to credit, debit and prepaid cards. **Note 4:** 'Retail Deposits' represents the net interest income generated from short and long term deposits made available by Banxico . **Note 5:** 'Investments' revenue represents income generated from commission fees funds and deposits. **Note 6:** 'Payments' refers to acquiring remuneration. **Note 7:** 'Insurance' refers to the brokerage revenue from life, auto, financial protection and health retail insurance. **Note 8:** 'Service fees' are charges associated with personal bank accounts. **Note 9:** 'Marketplace' revenue represents income generated from commission fees on e-commerce platforms. **Source:** Nu, CNBV, Banxico, Condusef and CNSF.

# Unlocking Long-Term Value Through Operating Leverage and Deepening Monetization

## Monthly ARPAC (US$)



Incumbents ARPAC US$43.3
Avg. ARPAC US$11.2
0.7
4.8
6.8
8.8
10.9
13.7
18.4
22.2
25.9
1
12
24
36
48
60
72
84
96
Months since origination

## Cost to Serve per Active Customer (US$)



3.8
2.2
1.9
0.8
0.7
0.8
0.9
0.7
Q1'18
Q1'19
Q1'20
Q1'21
Q1'22
Q1'23
Q1'24
Q1'25

**Note 1:** Amounts are presented in US dollars. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 3:** 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period. **Source:** Nu.

# Q1'25 Results



# Sustained Customer Growth, Deepening Principality


Customers (MM)
Customers YoY: +19%
Active Customers YoY: +19%
Active Customers (MM)
78.0
82.6
87.2
91.7
94.9
98.7
93.9
99.3
104.5
109.7
114.2
118.6
83.1%
83.2%
83.4%
83.6%
83.1%
83.2%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Adult Population (%) Q1'25
59%
12%
8%
Activity Rate (%)

**Note 1:** 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. **Note 2:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Note 3:** Adult population is defined as 18+ years. **Note 3:** For Brazil, the % of adult population is calculated as Nu's Brazilian adult customers divided by the adult population of the country. For Mexico and Colombia, the % is calculated as Nu's customers divided by the adult population of each country. **Source:** Nu, IBGE, INEGI, DANE.

# Credit Portfolio Expands with Lending Driving Mix Shift

## Total Portfolio (US$BN)



Secured Loans
Unsecured Loans
Credit Cards
YoY: 40%
FXN
Credit Card: 23% FXN
Unsecured Loans: 71% FXN
Secured Loans: 302% FXN
18.2
0.3
3.4
14.5
11%
FXN
19.6
0.6
3.9
15.1
8%
FXN
18.9
0.7
3.9
14.3
7%
FXN
20.9
1.1
4.6
15.2
13%
FXN
20.7
1.4
4.7
14.6
8%
FXN
24.1
1.9
5.9
16.3
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

## Total Portfolio (%)



Secured Loans
Unsecured Loans
Credit Cards
1%
19%
80%
3%
20%
77%
4%
21%
76%
5%
22%
73%
7%
23%
71%
8%
24%
68%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

**Note 1:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** Secured loan includes Payroll Deductible Loans, FGTS Deductible Loan, INSS Deductible Loan and Investment Backed Loans (IBL). **Note 4:** Q1'25 Total Portfolio includes US$181.8MM related to the purchase of secured loan portfolio from third-parties. **Source:** Nu.

# Strong Loan Origination Momentum in Brazil

Brazil Only



Originations (R$BN)
Unsecured Loans
Secured Loans
YoY: 64%
BRL
23% BRL
6% BRL
22% BRL
16% BRL
10% BRL
10.0
1.0
9.0
6.4%
12.3
1.7
10.6
6.2%
13.0
1.8
11.2
6.3%
15.9
2.5
13.4
5.8%
18.4
2.8
15.6
5.9%
20.2
2.9
17.3
5.9%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Origination Yield (%)

**Note 1:** Amounts are presented in Brazilian Reais. **Note 2:** Origination Yield is the average rate of the loans originated in the last month of each quarter. **Note 3:** Secured loan includes Payroll Deductible Loans, FGTS Deductible Loan, INSS Deductible Loan and Investment Backed Loans (IBL). **Note 4:** Unsecured Loan includes both individuals and Small and Medium-sized Enterprises (SMEs). **Note 5:** Loan originations presented in this slide are 100% organic, generated exclusively through our platform, with our own customer base and do not include any portfolio acquisitions from third parties. **Source:** Nu.

# Transaction Financing Continues to Fuel Growth and Enhance Credit Card Mix

Brazil Only

## Credit Card IEP Evolution
(% of Total Receivables)



Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
71%
6%
23%
76%
12%
12%
Q4'23
68%
6%
26%
76%
12%
12%
Q1'24
66%
6%
28%
77%
12%
11%
Q2'24
66%
6%
28%
77%
12%
11%
Q3'24
67%
6%
27%
80%
11%
9%
Q4'24
65%
6%
29%
78%
10%
12%
Q1'25

**Note 1:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 2:** All data presented is for Brazil only. **Note 3:** Nu Installments IEP includes 'boleto payments': allows customers to use their credit card for paying bills in installments; 'purchase financing': allows customers to transform existing credit card purchases in installments, directly in the app; 'PIX financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances; 'cash-in': allows customers to convert their credit card limit into cash in their account; 'bill refinancing' and 'renegotiations'. **Note 4:** Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3). **Note 5:** Market balances excludes Nu. **Source:** Nu, Brazilian Central Bank.

# Pix Financing: Rebounding with Discipline and Customer Focus

Brazil Only

## Origination



Other Transaction Financing Products
Pix Financing (exc. Riskier Bands)
Pix Financing Riskier Bands
Portfolio Yield (%)
Monthly origination index 100
Penetration over Active Credit Cards (%)
30%
53
41%
100
38%
87
43%
106
Jul/23
Aug/23
Sep/23
Oct/23
Nov/23
Dec/23
Jan/24
Feb/24
Mar/24
Apr/24
May/24
Jun/24
Jul/24
Aug/24
Sep/24
Oct/24
Nov/24
Dec/24
Jan/25
Feb/25
Mar/25

**Note 1:** Penetration over Active Credit Cards considers the transactional view for both products, which relates to all customers that have made at least one transaction over the last 30 calendar days. **Source:** Nu.

# Building a Scalable and Sustainable Funding Base Across LatAm

## Deposits (US$BN)


Brazil
Mexico
Colombia
YoY: 48%
FXN
23.7
1.0
22.7
80%
Q4'23
5%
FXN
24.3
2.3
22.0
84%
Q1'24
16%
FXN
25.2
0.2
3.3
21.7
87%
Q2'24
9%
FXN
28.3
0.9
3.9
23.5
89%
Q3'24
16%
FXN
28.9
1.3
4.5
23.1
89%
Q4'24
1%
FXN
31.6
1.8
5.4
24.4
90%
Q1'25
Cost of Deposits as a % of Interbank Rate

**Note 1:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE"), Colombia ("IBR") and Brazil ("CDI"). **Source:** Nu, BCB, Banxico, Banrep.

# NIM Evolution: Expanding Profitability in Brazil and Investing for Growth in MX/CO

## NII (US$MM) & NIM (%)



YoY: 34%
FXN
1,345.7
20% FXN
1,619.5
12% FXN
1,718.1
6% FXN
1,712.8
7% FXN
1,745.7
5% FXN
1,835.6
20.1%
18.3%
21.9%
19.5%
22.9%
19.8%
21.8%
18.4%
21.1%
17.7%
21.8%
17.5%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
NIM Brazil (%)
NIM Holdings (%)

**Note 1:** 'NII' stands for Net Interest Income and is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory and other deposits at central banks; v) Credit card interest-earning portfolio; vi) Loans to customers (gross); vii) Other receivables; viii) Other financial assets at amortized cost; and ix) Securities assets. **Note 3:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

# NIM Bridge: Solid in Brazil, Strategic in MX/CO

## NIM Bridge QoQ (%)


17.7%
0.3%
0.6%
-1.1%
17.5%
NIM Q4'24
BRA Credit Cards
BRA Lending
MEX & COL
NIM Q1'25

**Note 1:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory and other deposits at central banks; v) Credit card interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; ix) Other financial assets at amortized cost; and x) Securities. **Source:** Nu.

# Seasonal Impact on Gross Profit Margin, Driven by Credit Loss Allowances & Deposit Investments


Gross Profit (US$MM)
YoY: 32%
FXN
1,143.2
3%
FXN
1,181.6
21%
FXN
1,359.4
6%
FXN
1,348.6
6%
FXN
1,363.4
-3%
FXN
1,319.5
47.5%
43.2%
47.7%
45.8%
45.6%
40.6%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Gross Profit Margin (%)

**Note 1:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

# Scalable Model Delivering Operating Leverage

## Efficiency



NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Without One-off
91.6%
72.7%
72.3%
75.8%
65.6%
58.2%
55.1%
47.4%
39.0%
35.4%
35.0%
36.0%
32.1%
32.0%
31.4%
29.9%
26.7%
24.7%
213.3
(195.3)
278.9
(202.7)
379.5
(274.3)
459.0
(347.8)
604.2
(396.2)
750.0
(436.1)
847.0
(466.4)
1,043.0
(494.0)
1,178.5
(460.1)
1,415.2
(500.8)
1,599.1
(560.1)
1,799.3
(646.9)
2,075.2
(665.9)
2,183.5
(698.3)
2,182.2
(684.3)
2,241.3
(669.5)
2,351.1
(581.4)
26% FXN
0% FXN
35% FXN
34% FXN
29% FXN
35% FXN
23% FXN
7% FXN
17% FXN
4% FXN
20% FXN
14% FXN
23% FXN
6% FXN
12% FXN
-8% FXN
14% FXN
4% FXN
12% FXN
10% FXN
14% FXN
17% FXN
15% FXN
3% FXN
11% FXN
10% FXN
6% FXN
4% FXN
8% FXN
3% FXN
5% FXN
-13% FXN
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

**Note 1:** 'NII' stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. **Note 2:** 'F&C' stands for Fee and Commission Income. **Note 3:** 'Costs' include transactional costs and operating expenses. **Note 4:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 5:** Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 6:** Q1'25 Efficiency Ratio includes a one-off impact of US$47 million related to the remeasurement of a specific item within deferred tax assets, booked under "Other Income and Expenses" in the P&L. **Source:** Nu.

# Strong Bottom-Line Performance with Industry-Leading Returns


Net Income (US$MM)
Adjusted Net Income YoY:
+62% FXN
Adj. Net Income (US$MM)
Adj. ROE (%)
395.8
26%
442.7
27%
562.5
33%
592.2
33%
610.1
32%
606.5
30%
YoY: 74%
FXN
360.9
5% FXN
378.8
35% FXN
487.3
21% FXN
553.4
5% FXN
552.6
1% FXN
557.2
23%
23%
28%
30%
29%
27%
ROE (%)
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

**Note 1:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

# Brazil Showcases the Power and Maturity of Our Model

Brazil Only



Customers (MM)
Activity Rate (%)
% of Adult Population
35%
45%
53%
59%
57.3
75.3
91.8
104.6
77.8%
81.9%
84.0%
85.0%
Q1'22
Q1'23
Q1'24
Q1'25



Revenues (US$ MM)
Efficiency Ratio (%)
60.0%
813.4
84% FXN
1,508.2
36.9%
60% FXN
2,530.5
26.3%
36% FXN
2,910.0
22.8%
Q1'22
Q1'23
Q1'24
Q1'25



Net Income (US$ MM)
ROE (%)
ROE with Constant CET1 (%)
NIM (%)
10.0%
Q1'22
-11.9
N/A
43%
37%
16.3%
171.3
Q1'23
156% FXN
65%
47%
460.0
21.9%
Q1'24
46% FXN
88%
48%
568.8
21.8%
Q1'25

**Note 1:** % of adult population calculated as Nu's Brazilian adult customers divided by the adult population of the country. Adult Population of the country forecast by IBGE. **Note 2:** Adult population is defined as 18+ years for Brazil. **Note 3:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Note 4:** 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. **Note 5:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations **Note 6:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 7:** 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 7:** 'ROE' with Constant CET1' is calculated using a fixed CET1 ratio of 10.5% applied to our Brazil risk-weighted assets (RWA). Net Income is adjusted to exclude interest income from excess capital **Source:** IBGE, Nu.

# Q1'25
# Credit Underwriting



# Delinquency Ratios Tracking Expectations and Outperforming Seasonality

Brazil Only

## 15-90 NPLs

Brazil Consumer Credit Portfolio

Historical Q1 15-90 NPL Seasonality
+70 bps



2.5%
3.1%
3.0%
2.6%
2.3%
3.0%
2.6%
2.5%
2.2%
3.4%
2.2%
1.2%
1.3%
2.4%
2.2%
2.3%
2.6%
3.7%
3.7%
4.2%
3.7%
4.4%
4.3%
4.2%
4.1%
5.0%
4.5%
4.4%
4.1%
4.7%
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

## 90+ NPLs

Brazil Consumer Credit Portfolio

Historical Q1 90+ NPL Seasonality
0 bps



5.0%
4.9%
5.1%
5.6%
5.1%
5.1%
5.1%
5.0%
4.5%
5.0%
6.2%
5.2%
3.7%
3.0%
3.0%
3.2%
3.1%
3.5%
4.1%
4.7%
5.2%
5.5%
5.9%
6.1%
6.1%
6.3%
7.0%
7.2%
7.0%
6.5%
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

**Note 1:** Includes both credit card and loan excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured loan from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** Information presented for Brazil only. **Source:** Nu.

# Risk-Adjusted Margins Reflect Q1 Seasonality and Strategic Investments

## Credit Loss Allowance (US$MM) & Risk Adj. NIM (%)



592.5
10.2%
Q4'23
40% FXN
830.7
9.5%
Q1'24
-4% FXN
759.8
11.0%
Q2'24
8% FXN
774.1
10.1%
Q3'24
9% FXN
804.4
9.5%
Q4'24
21% FXN
973.5
8.2%
Q1'25
Risk Adj. NIM (%)

**Note 1:** 'CLA' stands for Credit Loss Allowance Expenses. **Note 2:** 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory and other deposits at central banks; v) Credit card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; ix) Other financial assets at amortized cost; and x) Securities. **Note 3:** The amount of CLA is related to the Credit Loss Allowance net of Recoveries. **Source:** Nu.

# Robust Level of Credit Loss Allowance to Cover NPL Formation

Brazil Only

## Coverage Ratio Over Total Balance

Brazil Consumer Credit Portfolio



6.2%
6.6%
6.3%
5.5%
6.0%
8.8%
8.7%
7.7%
9.0%
8.6%
7.9%
7.4%
7.8%
7.2%
7.5%
8.1%
9.1%
9.7%
10.6%
10.9%
11.6%
12.6%
13.5%
13.7%
14.4%
14.8%
15.3%
14.9%
15.2%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

## Coverage Ratio Over NPL 90+

Brazil Consumer Credit Portfolio



120.7%
123.2%
113.4%
109.6%
118.4%
173.0%
174.6%
170.0%
180.3%
139.3%
150.7%
199.0%
262.6%
242.5%
238.0%
257.5%
263.9%
235.2%
223.0%
208.6%
213.3%
213.9%
222.2%
225.4%
229.1%
210.7%
211.9%
215.0%
233.9%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

**Note 1:** Includes both credit card and loan, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** The information presented is for Brazil only. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured loan from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** 'NPL' is a nonperforming loan. **Source:** Nu.

# Q&A



Olá, Gabriela
Conta
R$ 1.356,98
Pix
Pagar
Pegar emprestado
Transferir
Meus cartões
Organize o dinheiro do seu negócio com a Conta PJ.
Cartão de crédito
Fatura atual
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Gabriela Lima



nu

appendix

# Profitability Momentum Continues: ROE at 27%, Despite Significant Excess Capital

Financial Performance (US$MM)

| Metrics | Q1'24 | Q2'24 | Q3'24 | Q4'24 | Q1'25 |
|---|---|---|---|---|---|
| **Revenues** *YoY FXN* | 2,736<br>61% | 2,849<br>61% | 2,943<br>56% | 2,989<br>46% | 3,248<br>40% |
| **Gross Profit** *Margin* | 1,182<br>43% | 1,359<br>48% | 1,349<br>46% | 1,363<br>46% | 1,319<br>41% |
| **Net Income (Loss)** *Annualized ROE* | 379<br>23% | 487<br>28% | 553<br>30% | 553<br>29% | 557<br>27% |
| **Adjusted Net Income (Loss)** *Annualized ROE* | 443<br>27% | 563<br>33% | 592<br>33% | 610<br>32% | 607<br>30% |

**Note 1:** 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

# Compounding Effect of More Engagement and More Cross-sell Driving Ongoing ARPAC Expansion

## Active Customers Using NuAccount as their Primary Banking Account (%)



70%
60%
50%
40%
30%
20%
10%
0%
Jan-24
Jan-23
Jan-22
Jan-21
Jan-20
Jan-19
Jan-18
Total: 59%
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89 93 97

## Number of Products Per Active Customer



4.0
3.0
2.0
1.0
Average: 4.1
Q1'17
Q1'25
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89 93 97

## Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)



US$ month/ customer
Avg. monthly ARPAC of US$11.2/month while more mature cohorts already reach ~US$26/month
For constant risk mix analysis, please refer to the Appendix.
$28
$27
$26
$25
$24
$23
$22
$21
$20
$19
$18
$17
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Average: US$11.2
Q1'17
Q1'25
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89 93 97

**Note 1:** 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self-transfers. Percentage of customers with a primary banking relationship is calculated as active customers with a primary banking relationship as a percentage of total active customers that have been with Nu for more than 12 months. **Note 2:** 'Number of products per active customer' refers to the number of products used by an active customer. **Note 3:** 'ARPAC' stands for average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 4:** The averages are calculated for the entire user base for each metric, respectively. **Note 5:** 'Active Customers Using NuAccount as their Primary Banking Account' and 'Number of Products Per Active Customer' are for Brazil only. **Source:** Nu.

# Consistent Growth and ARPAC Acceleration Across All Cohorts Adjusted By Constant Risk Mix

Brazil Only

## Adj. Purchase Volume (US$)
per Customer



FXN US$ month/ customer
$400
$350
$300
$250
$200
$150
$100
$50
$0
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89 93 97
Q1'17
Q1'25

## Adj. ARPAC (US$)



FXN US$ month/ customer
$25
$20
$15
$10
$5
$0
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89 93 97
Q1'17
Q1'25

**Note 1**: Amounts are presented on an FX neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2**: All numbers presented here are for Brazil only. **Note 3**: Constant risk mix is defined as constant weight of initial risk bands across all cohorts using Q1'17 as base. **Source**: Nu.

# Pull Back, Refine and Reaccelerate: Managing Credit Growth with Strong Unit Economics

Brazil Only

## Originations (R$BN) and NPL Formation (Q1'22 = 100)



Unsecured Loans
NPL 90+ Formation (Q1'22= 100)
4.5
4.8
4.3
4.9
6.3
7.2
8.6
9.0
10.6
11.2
13.4
15.6
17.3
100
138
142
149
121
115
102
101
127
143
131
128
125
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

## Unit Economics of Unsecured Loans



ROA 15%
62%
13%
22%
27%
Interest Revenues
Funding Cost
Losses
Net Loan Margin

**Note 1:** Amounts are presented in Brazilian Reais. **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** NPL Formation quarterly for Unsecured Personal Loans (Write-Off Rule: 120+). **Note 4:** Unsecured Loan includes both individuals and Small and Medium-sized Enterprises (SMEs). **Note 5:** Loan originations presented in this slide are 100% organic, generated exclusively through Nu's platform, with its own customer base and do not include any portfolio acquisitions from third parties. **Note 6:** 'ROA' is return on assets. **Note 7:** Numbers presented as a percentage of the total outstanding balance and are annualized. **Source:** Nu.

# NIM Bridge: Solid in Brazil, Strategic in MX/CO

## NIM Bridge YoY (%)



19.5%
-0.6%
1.5%
-2.9%
17.5%
NIM Q1'24
BRA Credit Cards
BRA Lending
MEX & COL
NIM Q1'25

**Note 1:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory and other deposits at central banks; v) Credit card interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; ix) Other financial assets at amortized cost; and x) Securities. **Source:** Nu.

# Comfortable Capital and Liquidity Positions

## Capital Position (US$Bn)


Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
4.7
2.0
2.7
2.6x
7.0
2.3
2.0
2.7
Capital in our Geos
Nu Holdings

## Liquidity Position (US$Bn)


LDR
44%
31.6
13.8
Interest Earning Portfolio
Total Deposits

**Note 1:** Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 10.5%, applicable to the conglomerate led by Nu Pagamentos S.A. as of March 2025, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity. **Note 2:** The Capital Excess includes US$ 194M of capital under approval by the Central Bank of Brazil. **Note 3:** 'LDR' stands for Loan to Deposit Ratio. **Source:** Nu.

# Formation Ratios Tracking Expectations

Brazil Only

## NPL Formation

Brazil Consumer Credit Portfolio


2.5%
2.9%
2.6%
1.9%
2.0%
1.9%
1.6%
1.6%
2.6%
1.1%
0.4%
0.9%
1.8%
1.7%
1.6%
2.1%
2.9%
3.0%
3.2%
2.9%
3.2%
3.0%
3.0%
3.3%
3.9%
3.5%
3.4%
3.1%
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

## Stage 3 Formation

Brazil Consumer Credit Portfolio


2.5%
2.9%
2.7%
1.9%
2.0%
1.9%
2.0%
1.6%
2.6%
1.1%
0.4%
0.9%
2.0%
1.9%
1.7%
2.3%
3.1%
3.2%
3.4%
3.1%
3.4%
3.3%
3.4%
3.7%
4.2%
3.6%
3.6%
3.6%
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

**Note 1:** Includes both credit card and loan, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured loan from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** Information presented for Brazil only. **Note 5:** Normalization used in this calculation follows similar principles of those adopted in this presentation for NPL and RAM, with the additional adjustments in this case of write-offs, which vary in methodology for credit cards (360 days) and personal loans (120 days) according to our IFRS accounting principles. **Source:** Nu.

# NPL Ratios Over IEP Balance Imply Stable Credit Risk Through the Product Cycle

Brazil Only

## 15-90 NPLs Over IEP Balance

Brazil Consumer IEP



19.9%
13.0%
7.9%
8.8%
12.8%
10.0%
8.6%
8.4%
10.7%
10.7%
12.1%
10.7%
11.3%
10.4%
9.7%
9.4%
10.3%
8.9%
8.4%
7.8%
8.4%
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

## 90+ NPLs Over IEP Balance

Brazil Consumer IEP



28.8%
36.8%
35.5%
25.4%
15.6%
13.6%
11.9%
10.2%
10.0%
12.1%
13.6%
15.1%
14.1%
14.3%
14.1%
13.9%
12.9%
13.9%
13.8%
13.2%
11.6%
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

**Note 1**: Includes credit card revolving, credit card financing, unsecured loan and secured loan, excluding SMEs (Small and Medium-sized Enterprises). **Note 2**: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 3**: 'NPL' is a nonperforming loan. **Note 4**: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured loan from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 5**: Information presented for Brazil only. **Source**: Nu.

# Portfolio Growth Continues to be the Main Factor of Provision Balance Increase

## Provisions Bridge (US$MM, FXN)



3,431
546
(178)
3,799
Q4'24 ECL
Growth
Other
Q1'25 ECL

**Note 1:** The information presented is for Nu Holdings and includes both credit card and loan provision balance. **Note 2:** Amounts presented in FX neutral. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** 'ECL' stands for Expected Credit Losses. **Source:** Nu.

# Loan Portfolio (FX Neutral) (1/2)

## Steady Credit Book Expansion

### Total Portfolio (FXN US$BN)



Loan
Credit Card IEP
Credit Card non-IEP
YoY: 40%
FXN
Loan: 100% FXN
Credit Card IEP: 30% FXN
Credit Card non-IEP: 18% FXN
17.2
3.9
4.6
8.7
Q1'24
8% FXN
18% FXN
11% FXN
2% FXN
18.6
4.6
5.1
8.9
Q2'24
7% FXN
17% FXN
4% FXN
3% FXN
19.9
5.4
5.3
9.2
Q3'24
13% FXN
22% FXN
4% FXN
12% FXN
22.4
6.6
5.5
10.3
Q4'24
8% FXN
18% FXN
9% FXN
0% FXN
24.1
7.8
6.0
10.3
Q1'25

**Note 1:** Both amounts and growth rates are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 4:** Q1'25 total portfolio includes US$181.8MM related to the purchase of secured loan portfolio from third-parties. **Source:** Nu.

# Loan Portfolio (FX Neutral) (2/2)

## Steady Credit Book Expansion

### Total Portfolio (FXN US$BN)



Loan
Credit Card IEP
Credit Card non-IEP
YoY: 40%
FXN
Loan: 100% FXN
Credit Card IEP: 30% FXN
Credit Card non-IEP: 18% FXN
17.2
3.9
4.6
8.7
Q1'24
8% FXN
18% FXN
5% FXN
18.6
4.6
5.1
8.9
Q2'24
7% FXN
17% FXN
4% FXN
19.9
5.4
5.3
9.2
Q3'24
13% FXN
22% FXN
9% FXN
22.4
6.6
5.5
10.3
Q4'24
8% FXN
18% FXN
3% FXN
24.1
7.8
6.0
10.3
Q1'25

**Note 1:** Both amounts and growth rates are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 4:** Q1'25 total portfolio includes US$181.8MM related to the purchase of secured loan portfolio from third-parties. **Source:** Nu.

# Implications of 4.966 Resolution

## IFRS vs. BRGAAP

- **Nu Holdings' consolidated financial statements, operating figures, accounting policies, and provisioning methodology remain unchanged**, as the company reports under IFRS rules and will continue to do so.
- Resolution 4.966 is a Brazilian accounting and prudential rule applicable only to entities reporting under BRGAAP, meaning that only Nu Pagamentos, Nu Financeira, and other entities that are part of our prudential conglomerate in Brazil will be impacted.

## NPL Figures

- NPL and other portfolio-related metrics presented herein, as well as those disclosed in Nu Holdings' financial statements, remain consistent with previously disclosed figures. Under IFRS, our write-off policy in Brazil continues to apply 360 days for credit card products and 120 days for lending products, with no changes due to Resolution 4.966.
- Under BRGAAP, however, we have updated the write-off rule for all portfolios from 360 to 540 days, which will distort NPL figures and other local portfolio metrics reported under BRGAAP standards.

## NuBRA Regulatory Capital

- The adoption of Resolution 4.966 introduced key differences compared to IFRS rules, mainly: i) Cross-product contamination in Stage 3; ii) Partial write-offs are not allowed; and iii) Changes in the modeling of Exposure at Default (EAD).
- These differences led to an approximately 16% increase in our provisions under BRGAAP, with the corresponding impact on our regulatory capital position to be phased in over a three-year period.
- NuBRA's Capital Adequacy Ratio (CAR) ended Q1'25 at 16.9%, representing a significant buffer above the minimum requirement, providing us enough room to absorb 100% of the impacts and continue executing our expansion plans in Brazil.

**Source:** Nu.

# Non-IFRS Financial Measures and Reconciliations

This presentation includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

# Non-IFRS Financial Measures and Reconciliations

## Adjusted Net Income

| Nu Holdings - Consolidated | As reported | | |
|---|---|---|---|
| | For the three-month period ended | | |
| **Adjusted Net Income (US$ million)** | **Mar 31, 2025** | **Dec 31, 2024** | **Mar 31, 2024** |
| **Profit attributable to shareholders of the parent company** | 557.2 | 552.6 | 378.8 |
| Share-based compensation | 75.5 | 68.9 | 127.8 |
| Allocated tax effects on share-based compensation | (24.8) | (21.4) | (41.6) |
| Hedge of the tax effects on share-based compensation | (1.4) | 10.0 | (22.3) |
| **Adjusted Net Income for the period** | **606.5** | **610.1** | **442.7** |

**Source:** Nu.

# Non-IFRS Financial Measures and Reconciliations

Q4'22 and FY22 Metrics adjusted by the CSA cancellation

| Nu Holdings - Consolidated | December 31, 2022 | | |
|---|---|---|---|
| **US$ million** | **As presented in the financial statements** | **CSA termination adjustment** | **As presented in the earnings presentation** |
| Net income (loss) – for the three-month period ended | (297.6) | 355.6 | 58.0 |
| Net income (loss) – for the year ended | (364.6) | 355.6 | (9.1) |
| Costs – for the three-month period ended | (849.6) | 355.6 | (494.0) |
| Total operating expenses – for the three-month period ended | (800.1) | 355.6 | (444.5) |
| Total operating expenses – for the year ended | (1,972.0) | 355.6 | (1,616.4) |

| Nu Holdings - Consolidated | December 31, 2022 | | |
|---|---|---|---|
| | **Calculated using financial statements** | **CSA termination adjustment** | **As presented in the earnings presentation** |
| Efficiency ratio – for the three-month period ended | 81.5% | (34.1)% | 47.4% |

**Note 1:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII (Net Interest Income) and Fees and Commission Income. **Note 2:** Costs include transactional costs and operating expenses. **Source:** Nu.

# Non-IFRS Financial Measures and Reconciliations

## Equity and Annualized ROE/Adjusted ROE

| **US$ million** | **Reconciliation - ROE** | | | | |
|---|---|---|---|---|---|
| **Nu Holdings - Consolidated** | **Q1'24** | **Q2'24** | **Q3'24** | **Q4'24** | **Q1'25** |
| Total equity at the end of the period | 6,802.7 | 6,923.4 | 7,644.3 | 7,647.1 | 8,607.9 |
| Net Income for the period | 378.8 | 487.3 | 553.4 | 552.6 | 557.2 |
| Adjusted Net Income for the period | 442.7 | 562.5 | 592.2 | 610.1 | 606.5 |
| **Annualized ROE** | **23%** | **28%** | **30%** | **29%** | **27%** |
| **Annualized Adjusted ROE** | **27%** | **33%** | **33%** | **32%** | **30%** |

**Note 1:** 'ROE' stands for Return on Equity. It is annualized. **Source:** Nu.

# Non-IFRS Financial Measures and Reconciliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended March 31, 2024 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais / U.S. dollars exchange rate for the three months ended March 31, 2024 (R$4.9515 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended March 31, 2025 (R$5.8487 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended March 31, 2025.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended March 31, 2025 and 2024 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot last price rate for all business days as March 31, 2025 (R$5.7058 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on March 31, 2024. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

# Non-IFRS Financial Measures and Reconciliations

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 6.0137, MXN 20.5668 and COP 4,283.6541 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.8443, MXN 20.6780 and COP 4,208.5200 to US$ 1.00).

As of February 29, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.7665, MXN 20.4517 and COP 4,128.9795 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.8846, MXN 20.5511 and COP 4,153.9200 to US$ 1.00).

As of March 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5,7442, MXN 20,2251 and COP 4,137.1848 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.7058, MXN 20.4711 and COP 4,183.5200 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

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